Exhibit 99.1

YM BIOSCIENCES EXPANDS PHASE I/II TRIAL FOR JAK INHIBITOR CYT387

MISSISSAUGA, Canada - November 18, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported that the Phase I/II clinical trial for its orally available JAK1/JAK2 inhibitor, CYT387, in patients with myelofibrosis has been expanded to five sites. Of the additional sites, the Stanford Cancer Center (Stanford, California) under Principal Investigator Jason Gotlib, MD has already commenced enrolling patients.

YM also announced that the trial protocol has been extended to allow patients who have derived a clinical benefit to continue to receive treatment beyond the nine cycles of the core protocol. Subjects enrolled in the extension protocol will be evaluated every three months for up to 24 cycles of CYT387 treatment.

“The initiation of this trial at additional sites reflects the growing investigator interest for CYT387 and will help ensure the timely achievement of our enrolment targets. Receiving clearance to extend the protocol and allow patients to remain on CYT387 therapy further demonstrates the tolerability and durability of response our drug has produced so far,” said Dr. Nick Glover, President and COO of YM BioSciences. “We anticipate this trial will be fully enrolled in the first calendar quarter of 2011 and that interim data from the fully-enrolled Phase II portion of the study will be available in mid-2011. We also look forward to the presentation of detailed results from the first 60 patients treated in the Phase I and early Phase II portion of this trial at the American Society of Hematology conference in early December 2010.”

Furthermore, subject to regulatory approval, the trial will be expanded from 120 patients to 140 patients to include a 20-patient cohort to be dosed twice-daily at 150mg per dose. “Since we have seen encouraging efficacy signals at the 150 mg and 300 mg once daily dosing levels, it is clearly worthwhile to explore this additional dosing schedule,” added Dr. Glover.

In addition to the Stanford Cancer Center, the Company anticipates patients will shortly be enrolled at the Royal Melbourne Hospital (Melbourne, Australia) under Principal Investigator Andrew Roberts, MD; at Princess Margaret Hospital (Toronto, Canada) under Principal Investigator Vikas Gupta, MD; and at the Jewish General Hospital (Montreal, Canada) under Principal Investigator Shireen Sirhan, MD. It is likely that additional clinical centers will join the program in the coming months.  The Phase I/II trial was initiated in November 2009 at Mayo Clinic (Rochester, Minnesota) under Principal Investigator Animesh Pardanani, MD with Ayalew Tefferi, MD as Chair.

“Early data for CYT387 has shown it is capable of reducing spleen size and controlling the constitutional symptoms of myelofibrosis and, importantly, may also provide the additional benefit of improving anemia in these patients. As there are no approved treatments in the United States for this disease, we welcome the opportunity to participate in the clinical development of a drug that could help these patients,” said Dr. Jason Gotlib, Assistant Professor,  Department of Medicine (Hematology), Stanford University Medical Center.

CYT387 was granted Orphan Drug Designation by the US FDA in September.

For more information on the CYT387 Phase I/II trial, please go to: http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

Oral Presentation at the 52nd American Society of Hematology Annual Meeting:
An oral presentation of the CYT387 Phase I/II results will be delivered by Dr.  Pardanani on Monday, December  6, 2010 at 11:15 AM in the Orange County Convention Center, Valencia B/C as part of the session named Myeloproliferative Syndromes: Clinical and Translational Advances in Myeloproliferative Neoplasms. YM will host a conference call following the presentation to discuss the trial results.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis with detailed initial safety and activity data expected at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
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